Filed Pursuant to Rule 433

Registration Statement No. 333-228179-01

Dated March 18, 2019

Final Term Sheet

Kansas City Power & Light Company

4.125% Mortgage Bonds, Series 2019 due 2049

Issuer:	Kansas City Power & Light Company

Trade Date:	March 18, 2019

Settlement Date*:	March 27, 2019 (T+7)

Expected Ratings**:	Moody’s Investors Service, Inc.: A2 (stable) S&P Global Ratings: A (stable)

Title of Securities:	4.125% Mortgage Bonds, Series 2019 due 2049

Principal Amount:	$400,000,000

Maturity Date:	April 1, 2049

Interest Payment Dates:	Semi-annually on April 1 and October 1, beginning on October 1, 2019

Coupon (Interest Rate):	4.125%

Benchmark Treasury:	3.375% due November 15, 2048

Benchmark Treasury Price/Yield:	107-06 / 3.007%

Spread to Benchmark Treasury:	+115 basis points

Yield to Maturity:	4.157%

Price to Public:	99.454% of the principal amount, plus accrued interest from March 27, 2019, if settlement occurs after that date

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to October 1, 2048 (the date that is six months prior to the maturity date of the mortgage bonds (the “par call date”)), in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the mortgage bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the mortgage bonds being redeemed that would be due if the mortgage bonds matured on the par call date (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis at the treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the mortgage bonds being redeemed to, but excluding, the redemption date

Par Call:	At any time on or after the par call date, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the mortgage bonds being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP/ISIN :	485134 BS8 / US485134BS82

Joint Book-Running Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	UMB Financial Services, Inc. MFR Securities, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, PNC Capital Markets LLC or SunTrust Robinson Humphrey, Inc. can arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, PNC Capital Markets LLC toll-free at 1-855-881-0697 or SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.

*

It is expected that delivery of the mortgage bonds will be made against payment therefor on or about March 27, 2019, which will be the seventh business day (T+7) following the date hereof. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds on the date hereof or the next four succeeding business days will be required, by virtue of the fact that the mortgage bonds initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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